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06014852

July 3, 2006

Rule 12g3-2(b) File No. 82-188


SEC MAIL
RECEIVED
JUL 03 2006
WASH. D.C.
156
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Rule 12g3-2(b) File No. 82-188

On behalf of Kirin Brewery Co., Ltd. (the "Company"), please find enclosed the following document which is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder:

Press Release dated July 3, 2006 announcing completion of delisting from the London Stock Exchange and exclusion of ADRs from Nasdaq.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Robert D. Ferguson

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

Enclosures
RDF/ms

cc: Kirin Brewery Co., Ltd.

Kirin Brewery Co., Ltd.:

Documents Furnished under Rule 12g3-2(b) on July 3, 2006

For Immediate Release
July 3, 2006

Kirin Brewery Announces Completion of Delisting from the London Stock Exchange and Exclusion of its ADRs from NASDAQ

TOKYO --- As announced on May 11, 2006, Kirin Brewery has been proceeding with the delisting of the Company's Common Stock from the London Stock Exchange and the exclusion of the Company's American Depositary Shares ("ADR") from the U.S. NASDAQ. Such delisting and exclusion took effect upon the commencement of trading on June 30, 2006.

As announced on May 11, 2006, the Company's Common Stock will continue to trade in the Japanese market, and the Company maintains its ADR program in the U.S. ADRs continue to trade in the over-the-counter market.

For ADR holders with any inquiries, please contact:

JPMorgan Service Center
P.O. Box 3408, South Hackensack, NJ 07606-3408
Tel: 1-800-990-1135
E-mail: adr@jpmorgan.com

For further information, please contact:
Kensuke Suzuki, General Manager
Corporate Communications & IR Group
Kirin Brewery Company, Limited
Tel: 813-5540-3455